PRESS RELEASE

WNS acquires auto insurance claims processor Call 24/7

Leading BPO services firm extends leadership position in the UK market with acquisition

NEW YORK AND LONDON, April 7, 2008 – WNS (Holdings) Limited (NYSE: WNS), a leading provider of global business process outsourcing (BPO) services, today announced it has acquired Call 24/7 Ltd., an auto insurance-claims-processing services provider in the United Kingdom.

WNS has acquired all shares of Chang Limited, the Stockport, Cheshire-based holding company in which Call 24/7 is the key operating entity, pursuant to a definitive agreement with the former shareholders of Chang Limited. Under the terms of the deal, total consideration for the acquisition consists of approximately £8.0 million ($16.0 million1) paid in cash at the deal’s completion and a contingent earn-out of up to approximately £1.6 million ($3.2 million1) to be determined based on certain agreed upon performance metrics for the fiscal year ending March 31, 2009 that will be paid in cash during fiscal 2009. WNS funded the cash payment made at the deal’s completion from existing cash and cash equivalents and expects to fund the earn-out payment also from existing cash and cash equivalents.

WNS will integrate Call 24/7 into WNS Assistance, a division of WNS Global Services Ltd. UK, and a subsidiary of WNS. The deal will enable WNS to extend its market leadership position in accident claims management in the UK. WNS Assistance and Call 24/7 each leverage cost-efficient claims processing, technology and engineering and collision-repair expertise to deliver quality service throughout the accident-management process.

“Call 24/7 is a highly synergistic acquisition and an addition to a proven business model that will strengthen our position as a leading auto claims administrator in the UK market,” said Neeraj Bhargava, CEO, WNS Global Services. “We are excited by the growth prospects of this deal, which we expect to be earnings-per-share accretive within the first year. Call 24/7 is a profitable company, and this acquisition builds upon our strategy of executing targeted acquisitions and expanding our global footprint.”

“WNS Assistance has grown its business with a commitment to high standards of operational excellence and client satisfaction across the motor-claims-handling value chain,” said Bernard Donoghue, CEO, WNS Assistance. “This acquisition demonstrates our commitment to this industry and will enhance our position as a premier provider of accident-management services in the UK, while allowing our clients to benefit from additional economies of scale.”

“The joint experience of Call 24/7 and WNS Assistance will create a compelling value proposition for UK insurance firms,” said Ian E. Griswould, Chairman and Principal, Call 24/7. “We look forward to being part of the WNS Assistance team. Our combined organization will continue our traditions of customer service and process excellence, and our claims management clients will benefit from best practices of our firms.”

In November 2007, WNS Assistance was awarded “Best Accident Management Company” for market leadership in motor claims processing solutions by the Auto Body Professionals Club, a UK automobile trade organization.

About WNS
WNS is a leading global business process outsourcing company. Deep industry and business process knowledge, a partnership approach, comprehensive service offering and a proven track record enables WNS to deliver business value to some of the leading companies in the world. With over 18,000 employees, WNS is passionate about building a market-leading company valued by our clients, employees, business partners, investors and communities. WNS’ home page is www.wnsgs.com.

About WNS Assistance
WNS Assistance is part of WNS (Holdings) Ltd, a leading business process outsourcing solution provider. Established in 1988, WNS Assistance is a market leader in motor claims outsourcing solutions for insurers, international brokers and commercial fleets, managing more than 200,000 motor claims each year. WNS Assistance has the expertise, resources and leading edge technology to deliver claims-related outsourcing solutions through tailored, cost effective and high quality service.

About Call 24/7
Call 24/7 is a leading auto claims outsourcing company providing a comprehensive end-to-end solution to the UK insurance industry. Operating out of a 200-seat delivery centre in Marple, South Manchester, Call 24/7 offers a full suite of back-office insurance claims office services including first notification of loss, third-party claims handling, replacement vehicle provisioning, and repair management through a national network of approved body shops.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include but are not limited to technological innovation; telecommunications or technology disruptions; future regulatory actions and conditions in our operating areas; our dependence on a limited number of clients in a limited number of industries; our ability to attract and retain clients; our ability to expand our business or effectively manage growth; our ability to hire and retain enough sufficiently trained employees to support our operations; negative public reaction in the US or the UK to offshore outsourcing; regulatory, legislative and judicial developments; increasing competition in the business process outsourcing industry; political or economic instability in India, Sri Lanka and Jersey; worldwide economic and business conditions, including a slowdown in the U.S. and Indian economies and in the sectors in which our clients are based and a slowdown in the BPO and IT sectors world-wide; our ability to successfully consummate strategic acquisitions, as well as other factors more fully discussed in our reports filed with the U.S. Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in our filings with the Securities and Exchange Commission and our reports to shareholders. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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CONTACT:
Investors:
Jay Venkateswaran
Senior VP — Investor Relations
WNS (Holdings) Limited
+1 212 599 6960
ir@wnsgs.com

U.S.:
Mike Sherrill
Gutenberg Communications
+1 212-239-8741
msherrill@gutenbergpr.com
UK:
Shalini Siromani
Gutenberg Communications
+44 203 008 5231
shalini@gutenbergpr.com
Media:
India:
Ameya Sirur
Gutenberg Communications
+91 99875 88991
ameya@gutenbergpr.com

[1]	Based on the exchange rate as of $2.00 to £1.00 as of April 3, 2008.